Exhibit 99.1

AVALANCHE TREASURY CORPORATION

BALANCE SHEET

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

	March 31, 2026	December 31, 2025
	(unaudited)
ASSETS
Current Assets
Deferred transaction costs	$2,224,203	$1,629,758
Total Current Assets	2,224,203	1,629,758
TOTAL ASSETS	$2,224,203	$1,629,758

COMMITMENTS AND CONTINGENCIES (NOTE 6)

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current Liabilities
Accrued transaction costs	$282,214	$121,703
Accounts payable and accrued expenses	447,662	72,161
Accrued legal fees	200,820	157,427
Due to related party	1,578,524	1,423,849
Total Current Liabilities	2,509,220	1,775,140
TOTAL LIABILITIES	2,509,220	1,775,140

STOCKHOLDER’S DEFICIT
Common stock, $0.01 par value; 1,000 shares authorized; 1,000 issued and outstanding as of March 31, 2026 and December 31, 2025	10	10
Subscription receivable	(10)	(10)
Accumulated deficit	(285,017)	(145,382)
Total Stockholder’s Deficit	(285,017)	(145,382)
TOTAL LIABILITIES AND STOCKHOLDER’S DEFICIT	$2,224,203	$1,629,758

The accompanying notes are an integral part of these unaudited condensed financial statements.

AVALANCHE TREASURY CORPORATION

CONDENSED STATEMENT OF OPERATIONS

(UNAUDITED)

For the three months ended March 31, 2026
Operating expenses:
General and administrative	$139,635
Net loss	$(139,635)

Weighted average number of shares of common stock outstanding, basic and diluted	1,000
Basic and diluted net loss per share of common stock	(139.64)

The accompanying notes are an integral part of these unaudited condensed financial statements.

AVALANCHE TREASURY CORPORATION

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

(UNAUDITED)

	Common Stock
	Shares	Amount	Subscription receivable	Accumulated Deficit	Total Stockholder’s Deficit
Balance, December 31, 2025	1,000	$10	$(10)	$(145,382)	$(145,382)
Net loss	-	-	-	(139,635)	(139,635)
Balance, March 31, 2026	1,000	$10	$(10)	$(285,017)	$(285,017)

The accompanying notes are an integral part of these unaudited condensed financial statements.

AVALANCHE TREASURY CORPORATION

CONDENSED STATEMENT OF CASH FLOWS

(UNAUDITED)

For the three months ended March 31, 2026
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(139,635)
Adjustments to reconcile net loss to net cash used in operations:
Deferred transaction costs	(433,934)
Accounts payable and accrued expenses	375,501
Accrued legal fees	43,393
Due to related party	154,675
CASH USED IN OPERATING ACTIVITIES	-

Net change in cash	-
Cash, beginning of period	-
Cash, end of period	$-

Non-cash investing and financing activities:
Deferred transaction costs included in accrued transaction costs	$160,511

The accompanying notes are an integral part of these unaudited condensed financial statements.

AVALANCHE TREASURY CORPORATION

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

Note 1. Organization

Description of Business

Avalanche Treasury Corporation (the “Company” or “PubCo”) was incorporated in Delaware on September 22, 2025. The Company was formed to be the public registrant in connection with the Business Combination Agreement, as disclosed in Note 6.

Note 2. Liquidity and Going Concern

For the three months ended March 31, 2026, the Company has not generated revenue and has incurred net losses since inception. As of March 31, 2026, the Company had no cash on hand and a working capital deficit of $285,017.

The Company assesses its liquidity in terms of its ability to generate adequate amounts of cash to meet current and future needs. Its expected primary uses of cash on a short- and long-term basis are for working capital requirements, business acquisitions, and other liquidity needs. The Company’s management expects that future operating losses and negative operating cash flows may increase from historical levels because of additional costs and expenses related to the business operations and the development of market and strategic relationships with other businesses.

The Company’s future capital requirements will depend on many factors, including the timing of the consummation of the Business Combination Agreement, as defined in Note 6. In order to finance these opportunities, the Company will need to raise additional financing. While there can be no assurances, the Company intends to raise such capital through issuances of additional common stock. If additional financing is required from outside sources, the Company may not be able to raise such capital on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations, and financial condition would be materially and adversely affected.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASC Subtopic 205-40), management has evaluated whether conditions and events, considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. Based on this assessment, management has determined that the Company’s current liquidity condition, recurring losses since inception, and lack of committed financing raise substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of these financial statements.

Management’s plans to alleviate this substantial doubt primarily consist of seeking additional capital through the issuance of equity securities and/or other financing arrangements and completing the Business Combination Agreement described in Note 6. However, the completion of the transactions contemplated thereby is subject to the approval of Mountain Lake Acquisition Corp.’s shareholders among other closing conditions that are not within the parties’ control. There is no assurance that the necessary shareholder approvals will be obtained, the required closing conditions will be satisfied or waived, the Company will raise additional capital it needs to fund its operations, or that the transactions contemplated by the Business Combination Agreement will be completed. Accordingly, management has concluded that substantial doubt about the Company’s ability to continue as a going concern is not alleviated.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements of the Company  have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and pursuant to the accounting rules and regulations of the Securities and Exchange Commission (the “SEC”). References to GAAP issued by the Financial Accounting Standards Board (“FASB”) in these accompanying notes to the unaudited condensed financial statements are to the FASB Accounting Standards Codification (“ASC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company’s Registration Statement on Form S-4, as filed with the SEC.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate is the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

There were no significant estimates for the three months ended March 31, 2026.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution. Cash accounts in a financial institution may at times exceed the Federal Depository Insurance Corporation limit. There was no cash at March 31, 2026 and December 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company did not have any cash or cash equivalents as of March 31, 2026 and December 31, 2025.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common stock.

The computation of basic and dilutive net income per common stock for the three months ended March 31, 2026 is as follows:

For the three months ended March 31, 2026
Numerator:
Net loss	$(139,635)

Denominator:
Weighted-average number of shares of common stock outstanding - basic and diluted	1,000
Basic and diluted net loss per share of common stock	$(139.64)

Segment Information

ASC 280, “Segment Reporting” (“ASC 280”), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company operates as a single operating segment. The Company’s CODM is the Chief Executive Officer, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. Currently, the CODM currently reviews total expenses as the primary measure to manage the business and does not segment the business for internal reporting or decision making. The CODM does not review segment assets at a level other than that presented in the Company’s balance sheet. There are no significant expense categories regularly provided to the CODM beyond those disclosed in the statement of operations.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging.” For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. There are no derivative financial instruments as of March 31, 2026 and December 31, 2025.

Income taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740 “Income Taxes”, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and the measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Deferred Transaction Costs

The Company capitalizes transaction costs, which primarily consist of direct, incremental legal, professional, and other third-party fees relating to the Company’s closing of the Transactions and are presented as an asset in the balance sheet. The deferred costs will be offset against proceeds upon the consummation of an offering resulting from the closing of the Transactions. If the Transactions are not consummated, such deferred costs would be expensed in the period in which the Transactions are abandoned. As of March 31, 2026 and December 31, 2025, deferred transaction costs totaled $2,224,203 and $1,629,758, respectively.

Recent Accounting Pronouncements:

Recent Accounting Pronouncements, not yet adopted:

ASU 2024-03, “Disaggregation of Income Statement Expenses (“DISE”)” (“ASU 2024-03”) requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosure about selling expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 31, 2027, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its financial statements and disclosures.

In May 2025, the FASB issued ASU No. 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. The standard revises current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. The amendments differ from current U.S. GAAP because, for certain transactions, they replace the requirement that the primary beneficiary of a VIE is always the acquirer with an assessment that requires an entity to consider the factors to determine which entity is the accounting acquirer. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The ASU does not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance will become effective for interim and annual reporting periods beginning on January 1, 2027, will require a prospective transition method for business combinations that occur after the initial adoption date, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company’s financial statements.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information related to income taxes paid to enhance the transparency and decision usefulness of income tax disclosures. This ASU will be effective for the annual period ending December 31, 2025, with early adoption permitted. The adoption of this guidance did not have an impact on the Company’s financial statements.

Note 4. Stockholder’s Deficit

Common stock — The Company is authorized to issue 1,000 shares of common stock with $0.01 par value. As of March 31, 2026 and December 31, 2025, there were 1,000 shares of common stock issued and outstanding which was issued as the initial contribution for a nominal amount. Each share of common stock entitles the holder to one vote.

On September 25, 2025, Seller (as defined below) subscribed for 1,000 shares of common stock of the Company for $0.01 per share or $10 in the aggregate. The Company has recorded a $10 subscription receivable for the shares issued which is included in stockholder’s deficit as of March 31, 2026 and December 31, 2025.

Note 5. Related Party Transactions

Due to related party

The amounts due to related party represent legal fees previously invoiced and paid on behalf of the Company by Avalanche Treasury Company LLC, an affiliate and related party. As of March 31, 2026 and December 31, 2025, $1,578,524 and $1,423,849, respectively, was recorded in due to related party on the balance sheet.

Note 6. Commitments and Contingencies

Business Combination Agreement

On October 1, 2025, Pubco entered into a Business Combination Agreement (the “Agreement”) with Mountain Lake Acquisition Corp. (“SPAC”), Avalanche Treasury Company LLC, a Delaware limited liability company (“OpCo”), Avalanche SPAC Merger Sub LLC (“SPAC Merger Sub”), Avalanche Company Merger Sub LLC (“Company Merger Sub,” and together with SPAC Merger Sub, the “Company Subsidiaries”), and Dragonfly Digital Management, LLC (the “Seller”), pursuant to which the transactions contemplated therein (collectively, the “Closing”) will be consummated.

Under the terms of the Agreement, and subject to its conditions, (i) SPAC Merger Sub will merge with and into SPAC (the “SPAC Merger”), with SPAC continuing as the surviving entity and a wholly owned subsidiary of Pubco, and (ii) Company Merger Sub will merge with and into OpCo (the “Subsidiary Merger,” and together with the SPAC Merger, the “Mergers”).

In connection with the Subsidiary Merger, each member of OpCo other than the Seller will receive one share of the Pubco’s Class A common stock, par value $0.01 per share (“Class A Stock”), for each unit held immediately prior to the merger, and the Seller will receive one share of Class A Stock and one share of Class B common stock, par value $0.01 per share (“Class B Stock”), for each unit it holds. As a result of the Closing, Pubco will become a publicly traded entity, and OpCo will become its wholly owned subsidiary.

As additional merger consideration, Pubco will issue to the Seller 4,000,000 shares of Class A Stock and 4,000,000 shares of Class B Stock, of which 2,000,000 shares of each class (the “Seller Earnout Shares”) will be held in escrow and released in tranches if Pubco’s stock achieves VWAP thresholds of $13.00, $15.00, and $17.00 per share, or earlier upon a change in control as defined in the Agreement. Any Seller Earnout Shares not vested by the fifth anniversary of the Closing will be forfeited.

Following the Closing, Class A Stock will carry economic rights and be listed on Nasdaq, while Class B Stock will carry one vote per share but no economic rights and will be held solely by the Seller.

First Amendment to the Business Combination Agreement

On January 13, 2026, SPAC, Pubco, the Pubco Subsidiaries, the Company, Seller Related Parties and Astral Horizon, L.P (“Astral”) entered into the First Amendment, and pursuant to which, among other things, the parties thereto agree that:

(i)            Astral and Dragonfly Ventures, L.P, a Cayman Islands exempted limited partnership (“DV”) and Dragonfly Ventures, II L.P, a Cayman Islands exempted limited partnership (“DV II”, and together with DV, “DVs” and together with the Seller “Seller Related Parties) were added as parties to the Agreement and they agreed to be bound by, and to comply with, the terms and conditions of the Agreement, in the same manner as if they were original signatories thereto;

(ii)            the Company Units held by the DVs are to be treated as the Company Units held by Seller such that, as a result of the Company Merger, the DVs will receive one (1) Pubco Class A Stock and one

(1) Pubco Class B Stock for each Company Unit held by the DVs;

(iii)            the Additional Merger Consideration Shares to be issued at Closing will (i) be issued to Astral rather than to Seller as provided in the original version of the Agreement, and (ii) consist of 4,000,000 shares of Pubco Class A Stock only, with no Pubco Class B Stock to be allotted as Additional Consideration because Pubco Class B Stock will be issued to Seller Related Parties;

(iv)            the Representations and Warranties of the Seller are to be made severally but not jointly by the Seller Related Parties and Astral rather than solely by Seller as provided in the original version of the Agreement;

(v)            certain references to the Seller (as specified in the First Amendment) shall be considered as references to the Seller Related Parties, Astral or the Seller Related Parties and/or Astral, as applicable;

(vi)            Exhibit E (Terms of Pubco Stock) to the original version of the Agreement be deleted in its entirety and replaced by the new Exhibit E, in the form attached to the First Amendment.

(vii)            The First Amendment is effective as of October 1, 2025.

Second Amendment to the Business Combination Agreement

On March 17, 2026, MLAC, Pubco, the Pubco Subsidiaries, the Company, the Seller Related Parties, and Astral entered into Amendment No.2 of the Agreement, pursuant to which the parties agreed to postpone the issuance by Pubco to Astral of the 2,000,000 shares of Pubco Class A Stock by thirty (30) calendar days following the closing date of the Agreement.

Sponsor Support and Lock-Up Agreements

On October 1, 2025, the SPAC entered into a Sponsor Support Agreement with the SPAC’s sponsor (the “Sponsor”). Under the agreement, the Sponsor agreed to vote its SPAC securities in favor of the Business Combination Agreement and the transactions contemplated thereby, to waive certain anti-dilution and redemption rights, and to comply with customary transfer and lock-up restrictions on its founder shares and private placement warrants. The Sponsor Support Agreement also includes covenants restricting transfers prior to Closing and customary representations and warranties of the parties.

Concurrently, the SPAC entered into Lock-Up Agreements with the Sponsor, the Seller, and certain other equity holders (collectively, the “Lock-Up Parties”). The Lock-Up Agreements restrict the sale or transfer of Company common stock received in the Business Combination for specified periods following Closing, subject to customary early-release conditions, including specified trading-price thresholds and underwriter consent in connection with future registered offerings. The Lock-Up Agreements include standard exceptions for permitted transfers and establish procedures for legends, notice, and release timing consistent with market practice for de-SPAC transactions.

Each of the foregoing agreements was entered into concurrently with the Business Combination Agreement and forms an integral part of the overall transaction structure described therein.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing, Pubco, SPAC, the Sponsor, the Seller, Avalanche (BVI), Inc., a company incorporated in the British Virgin Islands (“Avalanche BVI”), Avalanche Cayman, a Cayman Islands exempted company (“Avalanche Cayman” and together with Avalanche BVI, the “Foundation”) and certain securityholders shall enter into an amended and restated registration rights agreement, which will add Pubco as a party and cover the resale of the shares of Pubco Stock held by the Sponsor, the Seller, the Foundation and such other securityholders (the “Amended and Restated Registration Rights Agreement”), which provides for customary demand registration rights, piggyback registration rights and shelf registration rights for the benefit of the holders of Pubco Stock named therein, subject to customary cutbacks and issuer suspension rights. The Amended and Restated Registration Rights Agreement also includes customary provisions relating to underwriting participation, registration expenses, indemnification and coordination of sales in underwritten offerings, and will become effective upon the Closing and will supersede SPAC’s existing registration rights agreement in its entirety.

Subscription Agreement

On October 1, 2025, the OpCo, SPAC, and certain investors entered into Subscription Agreements providing for a private placement of Opco Units at $10.00 per unit, payable in cash or AVAX tokens, for an aggregate value of approximately $216 million. The proceeds from the sale of Opco Units are intended to provide capitalization for the Opco and the post-Closing combined entity. Upon Closing, each Opco Unit will automatically convert into one share of the Pubco’s Class A common stock. During October and November 2025, OpCo received proceeds with a fair value of approximately $178.2 million which consisted of $96.5 million, 22,300,205 USDC, valued at $22.3 million, and 3,340,696 AVAX, valued at $59.4 million pursuant to the Subscription Agreements and issued 21,235,349 membership interests.

Contribution, Asset Purchase, and Token Sale Agreements

Concurrently with the execution of the Business Combination Agreement and the TSA (as defined below), the Seller, Pubco, Avalanche Treasury Company LLC (“Opco” or the “Vehicle”), Avalanche (BVI), Inc., a company incorporated in the British Virgin Islands (“Avalanche BVI”) and Avalanche Cayman, a Cayman Islands exempted company (“Avalanche Cayman” and together with Avalanche BVI, the “Foundation”), Dragonfly Digital Management, LLC, a Delaware limited liability company, entered into an asset sale and contribution agreement (the “Contribution Agreement”), pursuant to which, on the date of the Business Combination Agreement: (a) the Foundation agreed to sell a minimum of $200 million of AVAX tokens on a pre-discount basis to Opco on the terms and subject to the conditions set forth in a Token Sale Agreement (the “TSA”) by and between Opco and the Foundation (the “Foundation Transaction”), and (b) the Seller agreed to contribute, directly and indirectly through certain related funds, 1,960,040 AVAX tokens to Opco in exchange for 5,805,638 Opco units (the “Seller Units”) (the “Dragonfly Contribution”) for an aggregate contract value of approximately $58 million. During November 2025, Opco received 1,960,040 AVAX tokens from the Dragonfly Contribution and issued 5,805,638 membership interests.

The Contribution Agreement included certain covenants including (i) an 18-months exclusivity in favor of Opco on sale of AVAX by the Foundation in Competing Transactions (as defined in the Contribution Agreement), (ii) a right of first refusal in favor of Opco for AVAX sale other than in Competing Transactions during the Covered Period, (iii) a 5-year right of first refusal in favor of the Foundation for sales of AVAX sold by Opco in one or more transactions, each exceeding certain thresholds. The Foundation is also granted the right to designate a board member in Pubco for a period of 5 years from the Closing date (extendable in case of further sales on terms similar to the terms in the TSA before the expiration of the 5 years).

Concurrently with the execution of the Business Combination Agreement and the Contribution Agreement, Opco, Pubco, Avalanche BVI and Avalanche Cayman entered into the TSA, pursuant to which, on the date of the Business Combination Agreement, the Foundation agreed to sell a minimum of $200 million of AVAX tokens on a pre-discount basis to Opco in exchange for, at a 60% discount, (i) $50 million in cash or USDC and (ii) $30 million in the form of 3,000,000 shares of Pubco Class A Stock (the “Foundation Shares”). If at any time following the Closing Date, the Pubco Class A Stock cease to be nonvoting securities and at such time the Foundation owns a number of Foundation Shares in excess of 4.7% of the then-outstanding Pubco Class A Stock (the “Maximum Percentage”), the Foundation may request to exchange the number of Foundation Shares in excess of the Maximum Percentage for an equal number of pre-funded warrants convertible, at the Foundation’s request, into Pubco Class A Stock on a one-to-one basis. The AVAX tokens delivered pursuant to the TSA are subject to certain restrictions for 5 years following the date of the TSA. The TSA shall be terminated upon termination of the Contribution Agreement.

During October 2025, Opco purchased 7.3 million of AVAX tokens from the Foundation for $50 million in cash and USDC pursuant to the TSA. The 3,000,000 shares of Pubco Class A Stock will be issued upon the Closing of the Business Combination.

Contingent Transaction Fees

The Company, and related party, signed agreements during September 2025 with certain third-party service providers and deal advisors for fees payable upon the closing of the Business Combination. One agreement provides for an advisory fee of 5.5% of the aggregate cash proceeds from the sale of securities to be payable at closing. Another agreement provides for an M&A advisory fee of $2,750,000, also payable at closing. These fees relate to services provided by external vendors and transaction brokers in connection with the Closing. No amounts were incurred or payable as of March 31, 2026 and December 31, 2025.

Note 7. Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who uses operating expenses as the primary measure to manage the business and does not segment the business for internal reporting or decision making. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net loss that also is reported on the statements of operations as net loss. As the Company is in the start-up phase, the CODM currently reviews general and administrative expenses to manage and forecast cash to ensure enough capital is available to achieve its business plan over the short-term period (i.e. less than a year). The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Operating costs, as reported on the statement of operations, are the significant segment expenses provided to the CODM on a regular basis.

When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss.

For the three months ended March 31, 2026
Operating expenses
General and administrative	$139,635
Net loss	$(139,635)

Note 8. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to May 29, 2026, the date the financial statements are issued. Based on this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.